FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

For the Registration Statement on Form S-1

of Hyster-Yale Materials Handling, Inc. filed

on June 28, 2012

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NC - Hyster-Yale Materials Handling, Inc. Conference Call regarding Proposed Spin-Off

EVENT DATE/TIME: JUNE 28, 2012 / 02:30PM GMT

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JUNE 28, 2012 / 02:30PM GMT, NC - Hyster-Yale Materials Handling, Inc. Conference Call regarding Proposed Spin-Off

Hyster-Yale Materials Handling, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Hyster-Yale Materials Handling has filed with the SEC for more complete information about Hyster-Yale Materials Handling and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Hyster-Yale Materials Handling will arrange to send you the prospectus if you request it by calling toll-free 1-800-531-3964. The preliminary prospectus also is available by accessing Hyster-Yale Materials Handling’s website at www.hyster-yale.com/Hyster-Yale-S-1.pdf.

CORPORATE PARTICIPANTS

Christina Kmetko NACCO Industries, Inc.

Al Rankin NACCO Industries, Inc. - Chairman, President and CEO

Michael Brogan NACCO Materials Handling Group - President & CEO

CONFERENCE CALL PARTICIPANTS

Bruce Geller DGHM - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen. And welcome to the Hyster-Yale Materials Handling spinoff conference call. My name is Colby and I will be your Operator for today. At this time all participants are in listen-only mode. We will conduct a question and answer session towards the end of this conference. (Operator Instructions) I would now like to turn the call over to Christina Kmetko. Please proceed.

Christina Kmetko - NACCO Industries, Inc.

Thank you. Good morning, everyone and thank you for joining us today. Early this morning Hyster-Yale Materials Handling, Inc. issued a news release announcing that it had filed a registration statement with the Securities and Exchange Commission relating to a proposed spinoff by NACCO Industries of its lift truck business to NACCO stockholders. Hyster-Yale Materials Handling, as an independent public company, will own and operate the NACCO Materials Handling Group subsidiary of NACCO. Because no stock will be issued in connection with the spinoff, NACCO will not receive any proceeds from the spinoff.

If anyone has not received a copy of this news release, you may obtain a copy on the Hyster-Yale website at www.Hyster-Yale.com. The conference call today will be hosted by Al Rankin, Chairman, President and Chief Executive Officer of NACCO, who will also become the Chairman, President and Chief Executive Officer of Hyster-Yale Materials Handling after the spinoff. Also in attendance are Michael Brogan, the current and continuing President and Chief Executive Officer of Hyster-Yale Materials Handling’s operating company, NACCO Materials Handling Group; Ken Schilling, Vice President and Controller of NACCO; and Chuck Bittenbender, NACCO’s Vice President, General Counsel and Secretary. Mr. Bittenbender will be available to discuss any questions concerning the legal matters related to the spinoff.

Before we begin, I would like to remind participants this conference call may contain certain forward-looking statements. These statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements made here today. Additional information regarding these risks and uncertainties was set forth in this morning’s press release and in the S-1 registration statement filed by Hyster-Yale Materials Handling.

I will now turn the call over to Al Rankin. Al?

Al Rankin - NACCO Industries, Inc. - Chairman, President and CEO

Good morning, everyone. Today we are extremely pleased to be announcing a significant strategic action which we believe will accomplish important business objectives for Hyster-Yale Materials Handling. And provide the potential for significant value enhancement. Hyster-Yale Materials Handling is a strong, established

JUNE 28, 2012 / 02:30PM GMT, NC - Hyster-Yale Materials Handling, Inc. Conference Call regarding Proposed Spin-Off company, with leading brand names and an experienced management team. As a result of the spinoff, Hyster-Yale Materials Handling will have greater flexibility to pursue strategic growth opportunities such as acquisitions and joint ventures in the materials handling industry.

The spinoff will reinforce management’s focus on serving each of Hyster-Yale Materials Handling’s market segments and customer application needs. And it will allow us to have greater flexibility to respond to changing conditions and growth markets. The spinoff will give us direct access to equity capital markets and greater access to the debt capital markets. And it will strengthen our alignment of senior management incentives with the needs and performance of the Company. Finally, the spinoff will provide investors in Hyster-Yale Materials Handling with a single industry investment option. After the spinoff of Hyster-Yale Materials Handling, stockholders who continue to own NACCO stock will maintain ownership in a strong company with leaders in the mining, small appliances and specialty retailing industries through our North American Coal, Hamilton Beach Brands and Kitchen Collection businesses. Each of these businesses has clear objectives, as well as established profit improvement and growth initiatives that are expected to drive tangible improvements in operations and results.

North American Coal’s operations are based on a high return, low volatility business model supported by long-term contracts with significant potential for new domestic and international projects on the horizon. Hamilton Beach’s outsourced manufacturing model, industry-leading working capital management, and a commitment to providing high-quality products to a diversified customer base generates significant and stable cash flows on a low fixed investment based. And Kitchen Collection’s two strong formats have the potential for sound returns on capital.

Following the spinoff we believe NACCO will continue to be solidly positioned to pursue future growth opportunities. The spinoff is expected to be tax-free at both the corporate and stockholder levels. We anticipate that it will be completed during the third quarter 2012. As a result of the spinoff, NACCO stockholders will receive shares in Hyster-Yale Materials Handling, Inc. in addition to retaining their shares of NACCO Industries common stock. Hyster-Yale Materials Handling’s capital structure will have two classes of common stock, similar to NACCO’s capital structure. In the spinoff, one share of Hyster-Yale Materials Handling Class A common stock and one share of Hyster-Yale Materials Handling Class B common stock will be distributed for each share of NACCO Class A or Class B common stock owned on the record date for the spinoff. The two classes of Hyster-Yale Materials Handling stock will be identical in all respects, other than that the Class A stock will have one vote per share and the Class B will have 10 votes per share. Also, Hyster-Yale Materials Handling will apply to list its Class A common stock on the New York Stock Exchange.

As Christie mentioned in her introduction to this call, following the spinoff I will become the Chairman, President and Chief Executive Officer of the new public company, Hyster-Yale Materials Handling. Michael Brogan, current and continuing President and Chief Executive Officer of Hyster-Yale Materials Handling’s operating company, NACCO Materials Handling Group, will also be an officer of the public entity. The other members of the operating company’s senior leadership team will continue in their current roles. In addition, a significant majority of the employees in the Cleveland office will be part of the NMHG operating company. I will also retain my current role of Chairman, President and Chief Executive Officer of NACCO Industries. Both NACCO and Hyster-Yale will be headquartered in Cleveland.

Now that I’ve given you the basics of the transaction, I would like to ask Michael Brogan, current and continuing President and Chief Executive Officer of NACCO Materials Handling Group to elaborate further on our perspective on the spinoff. Michael?

Michael Brogan - NACCO Materials Handling Group - President & CEO

Thank you, Al. Good morning to you all. We are all very excited about the opportunity that we believe will be created by Hyster-Yale Materials Handling becoming an independent public company. We are well-positioned to be an independent public company since we have operated as a standalone company within NACCO Industriesand since, as a result of the global implementation of successful product design, manufacturing procurement, quality and distribution initiatives over the last decade, we believe we are well-positioned to achieve growth and enhanced profitability in the years ahead.

We have a comprehensive global product line, much of which has recently been introduced or significantly redesigned. We have structured our business to deliver consistently high quality and reliable products through the creation of more robust product development and engineering processes that have been integrated into our product design, sourcing and manufacturing activities. Our modern, lean manufacturing system is flexible and efficient. And our global manufacturing footprint, which has been rationalized in recent years to optimize our ability to assemble largely in the market of sale, has a capacity for increased production volume as a result of enhanced throughput capabilities.

We have lowered our cost structure through the implementation of component programs which utilize common components across multiple lift truck classes to reduce cost and product complexity, improve product quality, capture procurement cost savings, increase manufacturing efficiency, and allow for quicker future design modifications. We’ve implemented a centralized supply chain management system to gain economies of scale. And enhance that by increasing our outsourcing of certain components and leveraging, as appropriate, opportunities for low-cost country sourcing which have strengthened our already strong service and aftermarket

JUNE 28, 2012 / 02:30PM GMT, NC - Hyster-Yale Materials Handling, Inc. Conference Call regarding Proposed Spin-Off parts business to ensure that we are meeting customer needs. We have implemented dealer improvement programs aimed at strengthening our already strong global independent dealer network. Finally, we have also just completed refinancing our debt which, in conjunction with our conservative capital structure, as demonstrated by our low net debt, and reinforced by our efficient working capital levels, is expected to provide stability in variable market conditions and flexibility for growth.

We also have a highly-experienced management team which has developed and implemented important improvement initiatives out of NMHG over the past decade. Our senior managers have held leadership positions in the materials handling and related industries for many years over multiple business cycles and economic environments. They are complemented by highly professional people working in all areas of the organization. Our management team will be focused on delivering stockholder value by maintaining our commitment to high-quality products, innovation, low-cost, as well as sales, service and distribution excellence. Overall, I believe that the significant strides over the past decade have set the stage for this spinoff to be a great opportunity for all our constituencies. Our team is excited and ready to move forward.

Now I would like to turn the call back over to Al.

Al Rankin - NACCO Industries, Inc. - Chairman, President and CEO

Thank you, Michael. In addition to what we have accomplished thus far, Hyster-Yale Materials Handling has focused initiatives to enhance our market position and profitability over the long-term through our understanding of our customers’ needs at the product and aftermarket levels, and then offering products and services to meet those needs at the lowest cost of ownership. These initiatives are being reinforced by initiatives to strengthen our market position in important markets, especially distribution, logistics, ports and heavy industries markets. And strengthening the Company’s leadership in independent distribution through broad account coverage of customers through our partnerships with strong dealers throughout the world by offering in-depth customer application solutions. We are also focused on expanding in developing markets, most notably Asia, by offering materials handling solutions that meet the needs of those markets and by strengthening partner relationships. Finally, we have an objective of strengthening our overall business platform through strategic acquisitions, joint ventures and partnerships in the global materials handling industry.

Overall, our past programs have established a strong base for Hyster-Yale Materials Handling to build on going forward. We believe our focused initiatives to enhance market share and profitability will be successful over time. In conclusion, I would simply reiterate our view at NACCO that we believe this is a transaction that provides potential for significant value enhancement. The other subsidiaries of NACCO Industries are not really affected by the spinoff. Each of NACCO’s remaining subsidiaries is focused on key strategic initiatives for improving financial results and achieving minimum financial goals, as outlined in NACCO’s annual report. The spinoff transaction will allow investors in NACCO to have a more focused investment than previously, in a strong company with leading positions in the mining, small appliances and special retailing industries within each of which our established initiatives that will help us realize our overall objective of long-term profit growth. We believe this is a significant strategic action for NACCO and its shareholders. And we are enthusiastic about the opportunities the spinoff will create.

I’d like now to turn to any questions that you may have.

QUESTION AND ANSWER

Operator

(Operator Instructions) Bruce Geller.

Bruce Geller - DGHM - Analyst

Could you elaborate on why now specifically? I’m sure this is something that you have contemplated for years. I’m just curious about the timing.

Al Rankin - NACCO Industries, Inc. - Chairman, President and CEO

I think the best answer is that the Company is in very good operating condition right now. Secondly, its financial structure is very sound, as I indicated. It has a very low net debt ratio and is a positive cash flow generator. When we put those together with the purposes of the transaction, which are really to give us greater flexibility to

JUNE 28, 2012 / 02:30PM GMT, NC - Hyster-Yale Materials Handling, Inc. Conference Call regarding Proposed Spin-Off pursue strategic growth opportunities such as acquisitions and joint ventures, and to reinforce the management’s focus on Hyster-Yale Materials Handling’s market segments and customer application needs, and to provide Hyster-Yale with direct access to capital markets and greater access to debt markets, and importantly to strengthen the alignment of senior management incentives with the needs and performance of the Company. And that occurs in an environment where the actions that we have taken over the last 10 years or so have really positioned the Company very well to pursue its growth and profitability strategies aggressively as we look forward. We think that the timing is very appropriate for moving forward. And it gives our investors a more focused investment option than previously.

Bruce Geller - DGHM - Analyst

Okay. I’m just trying to get a little bit better understanding, because you mentioned some of the advantages are the ability to do acquisitions, joint ventures, have access to equity and debt markets. Which of those were lacking as part of the Company all being together? I’m a little confused by that.

Al Rankin - NACCO Industries, Inc. - Chairman, President and CEO

If you want to use your equity when you are a multi-industry company such as NACCO, you have to use the NACCO stock, as a practical matter. You can’t use the stock of Hyster-Yale Materials Handling or NACCO Materials Handling Group in order to accomplish those objectives. So I think you are in a very different position when you have a marketable security to pursue those kinds of strategic actions.

Bruce Geller - DGHM - Analyst

But more so along the lines of acquisitions, joint ventures, what was precluding you from doing those — again with the Company all together?

Al Rankin - NACCO Industries, Inc. - Chairman, President and CEO

Just what I said a minute a go. I don’t have much to add to that. You need securities in order to make certain kinds of mergers and acquisitions, especially when the other party is not interested in capital gains generation. This, I think, will give us more flexibility to pursue those than we had previously had.

Bruce Geller - DGHM - Analyst

Thanks. And could you elaborate on what the balance sheet will look like? It doesn’t have to be exact but will the Company have net cash? Will it have net debt? Just give some color on that.

Al Rankin - NACCO Industries, Inc. - Chairman, President and CEO

As I said, the net debt will be extremely low. It will have a very substantial amount of cash and it will have debt. We have both an asset-backed facility and a term loan [feed] that has recently been put into place. Those give us a lot of flexibility on both the cash side and the debt side as we move forward. And as I indicated, net debt is, at the current time, very modest. And by the time this transaction takes place could be even more modest. Certainly, as we look toward the end of the year, we expect it to be very modest, indeed, if any.

Bruce Geller - DGHM - Analyst

Thanks. Could you give a little color on maybe the remaining Company? Because mining, housewares, appliances still don’t necessarily fit together. Is it fair to expect other corporate actions along these lines down the road?

Al Rankin - NACCO Industries, Inc. - Chairman, President and CEO

I think the answer to that is really very straightforward. We have undertaken the spinoff of Hyster-Yale for very specific reasons. It really doesn’t have a bearing on what NACCO will do with its other subsidiaries. We have always stated that NACCO continues to evaluate opportunities to increase shareholder value with respect to

JUNE 28, 2012 / 02:30PM GMT, NC - Hyster-Yale Materials Handling, Inc. Conference Call regarding Proposed Spin-Off all of its subsidiaries. At this time, NACCO has no plans to spin off its other businesses. We believe our ongoing direct ownership and management at North American Coal, Hamilton Beach and Kitchen Collection will continue to create value for NACCO shareholders.

Bruce Geller - DGHM - Analyst

Fair enough. And my last question, since it seems like I was the only one in the queue. I’m just curious on your thoughts on the trading liquidity of these companies after you split them off. As you know, your liquidity is already pretty low. There is a fair amount of stock that is closely held. There’s not a lot of shares outstanding. You have the A/B structure. Is this just going to exacerbate it by splitting it in two and having two smaller companies trading along those same lines, with the liquidity challenges?

Al Rankin - NACCO Industries, Inc. - Chairman, President and CEO

We don’t think so. We think that, as a single industry company, that Hyster-Yale will be very well-positioned to attract perhaps a new investor base or an additional investor base. We think there is the opportunity for enhanced analyst coverage for Hyster-Yale Materials Handling. And we think that the remaining company, NACCO, will continue to be a very sound investment that will attract people. It’s got good prospects and we expect it to have good, reasonable liquidity. I would note that effectively by distributing one A share in Hyster-Yale Materials Handling and one B share to the NACCO shareholders, that there are considerably more shares in total, both for the NACCO shareholders and specifically more shares outstanding in Hyster-Yale Materials Handling. We are very optimistic that both companies can have good, sound trading characteristics.

Bruce Geller - DGHM - Analyst

Okay, thanks for taking all my questions.

Operator

At this time there are no more questions in queue, sir.

Al Rankin - NACCO Industries, Inc. - Chairman, President and CEO

Okay. Thank you all very much. I’ll turn it over to Christy Kmetko again for any concluding remarks that she has.

Christina Kmetko - NACCO Industries, Inc.

If you do have any follow-up questions, please do not hesitate to call me. You can reach me at 440-449-9669. Thank you for joining us today. Have a good day.

Al Rankin - NACCO Industries, Inc. - Chairman, President and CEO

Christie, you might just reiterate, I believe that this will be available for others to listen to than those who are on this call, for some period of time.

Christina Kmetko - NACCO Industries, Inc.

The replay is not available but the transcript will be.

Al Rankin - NACCO Industries, Inc. - Chairman, President and CEO

There will be a transcript of this available for people to receive. And when will that be available? Do you know?

JUNE 28, 2012 / 02:30PM GMT, NC - Hyster-Yale Materials Handling, Inc. Conference Call regarding Proposed Spin-Off

Christina Kmetko - NACCO Industries, Inc.

By the end of today.

Al Rankin - NACCO Industries, Inc. - Chairman, President and CEO

Okay. And will that be posted, Christy?

Christina Kmetko - NACCO Industries, Inc.

It will actually be filed as an SEC document under the Hyster-Yale Materials Handling, Inc.

Al Rankin - NACCO Industries, Inc. - Chairman, President and CEO

And we can put it on a website in addition, I believe.

Christina Kmetko - NACCO Industries, Inc.

Yes.

Al Rankin - NACCO Industries, Inc. - Chairman, President and CEO

So that people can have a chance to hear. Others that may not have been able to participate in this call will have an opportunity to at least read the material. We recognize that there was very little time to disseminate the announcement. And little time before we had this call. And, of course, that is because of the requirements that we have in filing a registration statement such as this with the SEC. We thank all of you for participating. And you can follow-up with Christy if need be. Thanks very much.

Christina Kmetko - NACCO Industries, Inc.

Thank you.

Operator

Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Good day.

Editor

Hyster-Yale Materials Handling, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Hyster-Yale Materials Handling has filed with the SEC for more complete information about Hyster-Yale Materials Handling and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Hyster-Yale Materials Handling will arrange to send you the prospectus if you request it by calling toll-free 1-800-531-3964. The preliminary prospectus also is available by accessing Hyster-Yale Materials Handling’s website at www.hyster-yale.com/Hyster-Yale-S-1.pdf.

Forward-looking Statements Disclaimer This free writing prospectus may contain “forward-looking statements.” These forward-looking statements are made subject to certain risks and uncertainties, which could cause actual results to differ materially from those presented in these forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Neither NACCO Industries nor Hyster-Yale Materials Handling undertake any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Among the factors that could cause plans, actions and results to differ materially from current expectations are, without limitation (1) the failure to obtain New York Stock Exchange approval for the listing of Hyster-Yale Materials Handling, Inc.’s Class A common stock, (2) reduction in demand for lift trucks and related aftermarket parts and service on a global basis, (3) the ability of NMHG’s dealers, suppliers and end-users to obtain financing at reasonable rates, or at all, as a result of current economic and market conditions, (4) customer acceptance of pricing, (5) delays in delivery or increases in costs, including transportation costs, of raw materials or sourced products and labor or changes in or unavailability of quality suppliers, (6) exchange rate fluctuations, changes in foreign import tariffs and monetary policies and other changes in the regulatory climate in the foreign countries in which NMHG operates and/or sells products, (7) delays in manufacturing and delivery schedules, (8) bankruptcy of or loss

JUNE 28, 2012 / 02:30PM GMT, NC - Hyster-Yale Materials Handling, Inc. Conference Call regarding Proposed Spin-Off of major dealers, retail customers or suppliers, (9) customer acceptance of, changes in the costs of, or delays in the development of new products, (10) introduction of new products by, or more favorable product pricing offered by, NMHG’s competitors, (11) product liability or other litigation, warranty claims or returns of products, (12) the effectiveness of the cost reduction programs implemented globally, including the successful implementation of procurement and sourcing initiatives and (13) changes mandated by federal, state and other regulation, including health, safety or environmental legislation. More detailed information about these and other factors is set forth in Hyster-Yale’s registration statement on Form S-1, first filed with the SEC on June 28, 2012.